Filed by Ross Systems, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: Ross Systems, Inc.
                                                   Commission File No. 000-19092

This filing relates to a planned merger between chinadotcom corporation and Ross Systems, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of September 4, 2003 and amended as of October 3, 2003 (the "merger agreement"), by and among chinadotcom, Ross, and CDC Software Holdings, Inc., a newly formed, wholly owned subsidiary of chinadotcom. The merger agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Ross on September 5, 2003. The amendment is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by Ross on October 14, 2003.

ON OCTOBER 16, 2003, ROSS SYSTEMS, INC. DISTRIBUTED THE
FOLLOWING INFORMATION TO ALL EMPLOYEES, WORLD WIDE:

Employee email
10/16/03
Subject: Ross/CDC Software Merger

Hello Everyone;

Just over a month ago I shared with you the exciting news that we had signed a definitive agreement to merge with CDC Software a division of chinadotcom. At that time I also promised to keep you updated as we progressed toward closing which we anticipated taking place no later than the end of the first calendar quarter of 2004. I am pleased to report that we remain on schedule to complete the merger within that time frame. The sooner the better from our perspective; the Securities and Exchange Commission (SEC) review of the transaction is currently underway and involves an iterative process to respond to specific questions that might arise during the review. In short, moving to the phase of shareholder approval is contingent upon SEC approval and we cannot predict exactly how long that process will take. Chinadotcom's Registration Statement on Form F-4 (the document describing the proposed merger) was filed last week and we have received word that the SEC has assigned a reviewer so the process is started and we will act expeditiously to move it along. The drafting of the F-4 required a major commitment from our Finance Department as well as a great deal of professional support from BDO Siedman our audit firm along with King & Spalding LLP, our outside legal counsel, here in Atlanta. It was a huge undertaking and I would like to personally thank all those who worked hard to produce a timely and professional filing.

Once we have SEC approval we will move forward with a shareholder vote to secure their approval. Certain major stockholders as a condition of the transaction have already voted yes for the merger representing approximately 23% of the outstanding shares. The shareholder voting process begins with the mailing of a proxy statement to all Ross shareholders describing the transaction and asking for their approval. We will allow at least 20 business days for the process which will conclude with the annual shareholders meeting where the votes are tallied. Approval will require an additional 27% of the shares to vote yes.

In addition to the work necessary to finalize our merger we have also begun initiatives to gain early synergies from the combined organizations. Senior management meetings with the chinadotcom executives are taking place on a weekly basis and have proved valuable in sharing information and coordinating our activities during this transition period. Eric Musser has visited the CDC development center in Shanghai and came back with a series of great ideas for leveraging the talent he discovered. The recently announced joint venture to produce an Analytics tool for iRenaissance is but one example of the opportunities that we will be capitalizing on in the coming months. Likewise, Richard Thomas is in Hong Kong this week working with the CDC Software team to develop a pipeline of business in Greater China. Early indications are promising and our expectations remain high that we will soon be in position to be closing business in the region. All in all things are moving along nicely and our vision of new opportunities for everyone driven by era of growth is now one step closer to fruition.

I had originally planned on providing you with this update on Friday during our scheduled employee teleconference but in retrospect I concluded that an email would be a more efficient way of making sure everyone was up to speed on our progress. We will therefore cancel the update planned for this Friday and will plan on conducting our next update in conjunction with our normal quarterly employee communications meeting. In the meantime if there are any major developments I will pass them along in a timely fashion. If you have question about this email or the merger in general please feel free to give me a call or drop me an email and I will be happy to answer your questions.

Regards,

                  /s/ J. Patrick Tinley
                  ---------------------
                  J. Patrick Tinley
                  Chairman & CEO


Safe Harbor Statements
----------------------

Statements in this document which express that Ross Systems, Inc. "believes," "anticipates," "expects," "estimates," "plans," or "should" and other statements which are not historical fact, are forward-looking statements within the meaning of "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk that the merger with chinadotcom corporation will not be completed, the risk that expected benefits of the merger may not be realized, risks related to quarterly fluctuation of Ross' software product license revenue, weakening of customer demand for enterprise systems, Ross' maintenance of a minimal backlog, the uncertainty of demand for new product offerings by Ross and chinadotcom, and other risks and uncertainties described in reports filed by Ross and chinadotcom with the SEC. Further information on risks or other factors that could affect the merger or chinadotcom's results of operations is detailed in the Registration Statement on Form F-4 relating to the merger, filed by chinadotcom with the SEC on October 6, 2003, and further information on risks or other factors that could affect Ross' results of operations is detailed in Ross' Annual Report on Form 10-K for the year ended June 30, 2003 filed by Ross with the SEC on September 24, 2003. We caution that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements in this document, and Ross has no intent or obligation to update these forward-looking statements.

Ross and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross' stockholders under SEC rules is set forth in the Annual Report on Form 10-K for the year ended June 30, 2003 and Ross' Annual Meeting Proxy Statement, filed by Ross with the SEC on October 15, 2002.

In connection with the transaction, on October 6, 2003, chinadotcom filed a registration statement on Form F-4 with the SEC, which contains a preliminary form of the prospectus/proxy statement that Ross will mail to its stockholders in connection with the shareholder meeting to approve the merger. We urge you to read the prospectus/proxy statement, and any other materials filed by chinadotcom or Ross in connection with the merger, when and as they become available, because they contain or will contain important information about chinadotcom, Ross and the merger. These documents may be obtained free of charge (each, when available) at the SEC's website at www.sec.gov. In addition, Ross stockholders may obtain free copies of the documents that Ross files with the SEC by contacting Ross Investor Relations at Ross Systems, Inc., Attention:
Investor Relations, 2 Concourse Parkway, Suite 800, Atlanta, Georgia 30328,
(770) 351-9600.